Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF Securities

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND
THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the listing document of the Company dated 31 December 2013 (the “Listing Document”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document.

Consolidation of Coal Mines in Guizhou

As disclosed in the Listing Document, in recent years, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry and has announced plans to, eliminate small-scaled coal mines in Guizhou province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou province to below 100, and reduce the total number of coal mines in Guizhou to approximately 1,000 by 2015.

Coal Mine Consolidators

In order to conduct any merger and restructuring of coal mines under the Guizhou government’s coal mine consolidation policy, a coal enterprise must qualify as a coal mine consolidator. As disclosed in the Listing Document, Guizhou Feishang Energy Co., Ltd. (貴州飛尚能源有限公司) (“Feishang Energy”) (an associate of Mr. Li Feilie, the Chairman of the Company and the Controlling Shareholder) and the Company have both been assessed as meeting the requirements of coal mine consolidators in Guizhou province.

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As disclosed in the Listing Document, on 16 July 2013 and 23 August 2013, respectively, the Energy Bureau of Guizhou Province and the Leading Group Office of Guizhou Province on Coal Enterprises Consolidation (the “Leading Group Office”) issued the confirmation letters (the “Confirmation Letter”) which confirmed, among other things, the following:

•	Feishang Energy is one of the coal enterprises that has been assessed as meeting the requirements to be a coal mine consolidator in Guizhou under the notice published by the Leading Group Office on 28 February 2013;

•	the Company’s indirect wholly-owned subsidiary, Guizhou Puxin Energy Co., Ltd. (貴州浦鑫能源有限公司) (“Guizhou Puxin”) (including its subsidiaries and their anthracite coal mines) is an affiliated entity of Feishang Energy. Guizhou Puxin has been assessed to have met the basic requirements to qualify as a coal mine consolidator in Guizhou province;

•	Guizhou Puxin, as an affiliated entity of Feishang Energy, will be deemed as a coal mine consolidator after Feishang Energy has been officially designated as a coal mine consolidator;

•	accordingly, Guizhou Puxin (including its subsidiaries and their anthracite coal mines) would not be subject to consolidation or be required to close down under Guizhou province’s coal mine consolidation policies; and

•	upon the request of the relevant government authorities in Guizhou province to acquire or consolidate another coal mine or coal enterprise in Guizhou province, the ultimate beneficial shareholder of Feishang Energy and Guizhou Puxin has the full discretion to determine either one of them to be the primary acquirer.

Restructuring Proposal

Further to the subsequent discussions with Leading Group Office and Feishang Energy in February 2014, each coal mine enterprise group which has undergone merger and restructuring shall, in principle, reduce the number of its existing coal mines by 50%. Currently, Feishang Energy (together with the Group) possesses eight coal mines in Guizhou. Therefore, the Company (as agreed by Feishang Energy) proposes to adopt and implement the following restructuring proposal (the “Restructuring Proposal”):

1.	The Group will undergo the integration of its two coal mines, namely Zhulinzhai Coal Mine (竹林寨煤礦) located in Xinhua, Liuzhi Special District, Zhina Coal District, Guizhou province, the PRC (“Zhulinzhai Coal Mine”) and Liujiaba Coal Mine (六家壩煤礦) located in Xinhua, Liuzhi Special District, Zhina Coal District, Guizhou province, the PRC (“Liujiaba Coal Mine”) into a single coal mine with two coal shafts and continue the operation of such integrated coal mine under the name of Liujiaba Coal Mine. The mining right permit of Zhulinzhai Coal Mine will be submitted to the relevant authority for cancellation. The Group will apply for a mining right permit with an aggregate annual production capacity of up to 600,000 tonnes upon completion of such integration.

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2.	Feishang Energy will close down Sanjiazhai Coal Mine (三家寨煤礦) located in Liuzhi Special District, Guizhou province, the PRC (“Sanjiazhai Coal Mine”). The Group’s coal mine, Gouchang Coal Mine (狗場煤礦) located in Kunzhai, Nayong county, Zhina Coal District, Guizhou province, the PRC (“Gouchang Coal Mine”) is currently considering acquiring an adjacent coal mine, Dongdi Coal Mine (董地煤礦) located in Dongdi township, Nayong county, Guizhou province, the PRC (“Dongdi Coal Mine”), which is currently owned by an independent third party. In calculating the consideration payable for the mining right of the coal resources and reserves of Dongdi Coal Mine that may be acquired by the Group pursuant to the proposed merger, credit shall be given to the amount of any remaining coal resources and reserves of Sanjiazhai Coal Mine at the time of its closure. The net amount of coal resources and reserves of Dongdi Coal Mine after deducting the amount of the remaining Sanjiazhai Coal Mine’s coal resources and reserves shall be multiplied by the prevailing mining right premium rate in arriving the consideration payable to the relevant authority for the mining right of Dongdi Coal Mine’s coal resources and reserves. Neither the Company nor Guizhou Puxin shall be required to pay any compensation to Feishang Energy in relation thereto.

3.	Feishang Energy will acquire four coal mines, namely Laohushi Coal Mine (老虎石煤礦) located in Gaoping township, Jinsha county, Guizhou province, the PRC (“Laohushi Coal Mine”), Shapo Coal Mine (沙坡煤礦) located in Guiding county, Guizhou province, the PRC (“Shapo Coal Mine”), Guojiawuji Coal Mine (國家屋基煤礦) located in Gaozhai township, Kaiyang county, Guizhou province, the PRC (“Guojiawuji Coal Mine”) and Qiwen Coal Mine (啟文煤礦) located in Langdai township, Liuzhi Special Zone, Guizhou province, the PRC (“Qiwen Coal Mine”) (collectively, the “Four Coal Mines”) as designated by the relevant government authorities in the Guizhou province (the “Proposed Acquisitions”). Immediately following completion of the Proposed Acquisitions, Feishang Energy will submit the mining right permits of the Four Coal Mines to the relevant authority for cancellation. The coal resources and reserves of the Four Coal Mines will be retained by Feishang Energy.

The table below shows the estimated permitted annual production capacity of the coal mines of the Group and Feishang Energy before and immediately after the implementation of the Restructuring Proposal:

Before the implementation of the Restructuring Proposal			After the implementation of the Restructuring Proposal
Ownership	Coal Mines	Permitted annual production capacity (in tonnes)	Ownership	Coal Mines	Estimated permitted annual production capacity (in tonnes)

Guizhou Puxin	Baiping Coal Mine (白坪煤礦)	150,000	Guizhou Puxin	Baiping Coal Mine	150,000
Guizhou Puxin	Yongsheng Coal Mine (永晟煤礦)	600,000	Guizhou Puxin	Yongsheng Coal Mine	600,000
Guizhou Puxin	Dayun Coal Mine (大運煤礦)	600,000	Guizhou Puxin	Dayun Coal Mine	600,000
Guizhou Puxin	Dayuan Coal Mine (大圓煤礦)	300,000	Guizhou Puxin	Dayuan Coal Mine	300,000

By way of integration
Guizhou Puxin	Liujiaba Coal Mine	300,000	Guizhou Puxin	Liujiaba Coal Mine	600,000
Guizhou Puxin	Zhulinzhai Coal Mine	300,000

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Before the implementation of the Restructuring Proposal			After the implementation of the Restructuring Proposal
Ownership	Coal Mines	Permitted annual production capacity (in tonnes)	Ownership	Coal Mines	Estimated permitted annual production capacity (in tonnes)

By way of closure
Guizhou Puxin	Gouchang Coal Mine	90,000	Guizhou Puxin	Gouchang Coal Mine	90,000 (Note 1)
Feishang Energy	Sanjiazhai Coal Mine	150,000

Total		2,490,000	Total		2,340,000

By way of acquisitions of the Four Coal Mines by Feishang Energy for closure

			Feishang Energy	Laohushi Coal Mine	90,000
			Feishang Energy	Shapo Coal Mine	90,000
			Feishang Energy	Guojiawuji Coal Mine	90,000
			Feishang Energy	Qiwen Coal Mine	90,000

			Total		360,000
					(Note 2)

Note 1:	The coal resources and reserves of Sanjiazhai Coal Mine will be used for the future proposed merger of Gouchang Coal Mine and Dongdi Coal Mine.

Note 2:	The coal resources and reserves of the Four Coal Mines will be retained by Feishang Energy upon completion of the Proposed Acquisitions.

Deed of Non-Competition

As disclosed in the Listing Document, the Controlling Shareholders, Feishang Energy and Feishang Enterprise Group Co., Ltd. (飛尚實業集團有限公司) (“Feishang Enterprise”) (an associate of Mr. Li Feilie, the Chairman of the Company and the Controlling Shareholder) executed a deed of non-competition in the favour of the Company (“Deed of Non-Competition”) on 24 December 2013, pursuant to which each of them has undertaken to, among other things:

•	notify the Company of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), if any of them becomes aware of such business opportunity; and

•	use its best endeavours to procure that the New Business Opportunity is first offered to the Company on terms and conditions that are fair and reasonable.

For the purpose of the Deed of Non-Competition, “Core Businesses” shall include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC.

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Under the Deed of Non-Competition, each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has granted to the Company, among the others, the following rights:

(i)	in the case that any Controlling Shareholder, Feishang Energy or Feishang Enterprise (or any of their respective Affiliates) wishes to sell any existing business or develop any new business that directly or indirectly competes, or may so compete with the Core Businesses, the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, and shall procure that their respective Affiliates shall, give the Company the first opportunity to acquire such businesses on terms and conditions that are fair and reasonable and that are not less favourable than the terms they would offer to other third party purchasers;

(ii)	in the case that there is a New Business Opportunity offered to any of the Controlling Shareholders, Feishang Energy, Feishang Enterprise or any of their respective Affiliates (including any coal mine in Guizhou province which Feishang Energy is requested by the relevant regulatory authorities to acquire or consolidate in fulfilling its obligations as a coal mine consolidator), they shall notify the Company of such New Business Opportunity and use their best efforts to ensure that the offeror first offers such New Business Opportunity to the Company on terms and conditions that are fair and reasonable and that are not less favourable than the terms that such offeror would offer to the relevant Controlling Shareholder, Feishang Energy, Feishang Enterprise or any of their respective Affiliates, in each of the cases above, the Company may exercise such rights subject to any relevant laws, regulations and applicable listing rules and existing third party pre-emptive rights. The relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such rights by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable listing rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to enable the rights of the Company to take effect.

In addition, the Company has been granted, for the duration of the non-compete period, the option to purchase, among other things, any existing coal mines in Guizhou province which are held by any Controlling Shareholder, Feishang Energy or Feishang Enterprise (for example, the Sanjiazhai Mine) or any other coal mines in Guizhou province which the Group chooses not to exercise its rights to acquire (see above) but which have been acquired by Feishang Energy in fulfilling its obligations as a coal mine consolidator, for consideration to be determined based on the valuation appraised by an independent qualified valuer to be jointly appointed by the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise on the one hand, and the Company on the other hand. Such option may be exercised at any time subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights and the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such option by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to effect such acquisition.

Rights of first refusal and first offer granted to the Company

On 4 March 2014, Feishang Energy, pursuant to the Deed of Non-Competition notified the Company in respect of the Proposed Acquisitions and offered to the Company the opportunity to acquire the Four Coal Mines. Having evaluated each of the Four Coal Mines based on its quality and quantity of anthracite coal reserves, the stage of its development, mining conditions, potential synergies with the Company’s existing business, and the Guizhou province’s coal mine consolidation policies as mentioned in the Listing Document and further to the subsequent discussions with Leading Group Office in February 2014

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as mentioned above, the Board has decided not to exercise its rights of first refusal and first offer to acquire the Four Coal Mines. The Board considers that the non-exercise of the rights of first refusal and first offer to acquire the Four Coal Mines is in the interests of the Company and its Shareholders as a whole.

Option to purchase

As described above, the Company has been granted, for the duration of the non-compete period, the option to purchase the Four Coal Mines which have been acquired by Feishang Energy. Under the Listing Rules, the exercise or the non-exercise of such option which is at the Company’s discretion will constitute a connected transaction of the Company subject to the relevant requirements under the Listing Rules. Currently, the Company has no intention to exercise its discretion to exercise its option or not. The Company will comply with the relevant requirements under the Listing Rules as and when appropriate should it decide to exercise the option to purchase or not.

Impact of the Restructuring Proposal

Upon completion of the implementation of the Restructuring Proposal, subject to the approval by the relevant authorities in Guizhou province, the Group will own and operate six coal mines in Guizhou province, namely Baiping Coal Mine, Yongsheng Coal Mine, Dayun Coal Mine, Dayuan Coal Mine, Liujiaba Coal Mine and Gouchang Coal Mine. The Group and Feishang Energy together will submit the mining right permits of six coal mines, namely the Four Coal Mines, Sanjiazhai Coal Mine and Zhulinzhai Coal Mine to the relevant authority for cancellation. The JORC code total proved and probable reserves of the Group as of 31 July 2013 and the permitted total annual production capacity of the Group as of 31 July 2013 will remain unchanged, i.e. 208.87 million tonnes and 2.34 million tonnes, respectively as set out in the Listing Document. Based on the information currently available, the Board preliminarily assesses that there is minimal impact on the financial and operational aspect of the Group.

The Board together with the Directors thereof confirm that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED
Li Feilie
Chairman

Hong Kong, 14 March 2014

As at the date of this announcement, our executive directors are Li Feilie, Han Weibing, Wan Huojin, Tam Cheuk Ho and Wong Wah On Edward and our independent non-executive directors are Lo Kin Cheung, Huang Zuye and Gu Jianshe.

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